Exhibit 99.1

July 15, 2021

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager-Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Proceedings of 75th AGM

We are hereby submitting the summary of proceedings of the 75th Annual General Meeting of the Company held on July 14, 2021.

The same will be made available on the Company’s website www.wipro.com.

Thanking You, For WIPRO LIMITED

M Sanaulla Khan
Company Secretary

Encl: As Above.

Wipro Limited	T : +91 (80) 2844 0011
Doddakannelli	F : +91 (80) 2844 0054
Sarjapur Road	E : info@wipro.com
Bengaluru 560 035	W: wipro.com
India	C : L32102KA1945PLC020800

SUMMARY OF PROCEEDINGS OF THE 75TH ANNUAL GENERAL MEETING

The 75th Annual General Meeting (the “AGM”) of the Members of Wipro Limited (the “Company’’) was held on Wednesday, July 14, 2021 at 9 AM IST through video conferencing (“VC”), in compliance with the applicable provisions of the Companies Act, 2013, the General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 5, 2020, General Circular No. 22/2020 dated June 15, 2020, General Circular No. 33/2020 dated September 28, 2020, General Circular No. 39/2020 dated December 31, 2020 and Circular no. 02/2021 dated January 13, 2021 (collectively “MCA Circulars”) and Securities and Exchange Board of India (“SEBI”) vide its circular no. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and circular no. SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated January 15, 2021 (collectively “SEBI Circulars”).

The following Directors were present:

SI. No.	Name of the Director	Designation	Attended through VC from
1.	Mr. Rishad A Premji	Executive Chairman	Wipro Office, Bengaluru, Karnataka, India

2.	Mr. Thierry Delaporte	Chief Executive Officer and Managing Director	France

3.	Mr. Azim H Premji	Non-Executive Non-Independent Director	Wipro Office, Bengaluru, Karnataka, India

4.	Mr. Deepak M Satwalekar	Independent Director, Chairman of Audit, Risk and Compliance Committee and Chairman of Administrative and Investors Grievance Committee	Mumbai, Maharashtra, India

5.	Mr. William Arthur Owens	Independent Director, Chairman of Board Governance, Nomination and Compensation Committee	USA

6.	Mrs. lreena Vittal	Independent Director	Gurgaon, Haryana, India

7.	Dr. Patrick J Ennis	Independent Director	USA

8.	Mr. Patrick Dupuis	Independent Director	USA

9.	Mrs. Tulsi Naidu	lndependent Director	London

In attendance:

SI. No.	Name of the Officials	Designation	Attended through VC from
1.	Mr. Jatin P Dalal	Chief Financial Officer	Wipro Office, Bengaluru, Karnataka, India

2.	Mr. M Sanaulla Khan	Company Secretary	Wipro Office, Bengaluru, Karnataka, India

3.	Mr. Vikas Bagaria	Partner, Deloitte Haskins and Sells LLP, Statutory Auditor	Bengaluru, Karnataka, India

4.	Mr. V. Sreedharan	Partner, V Sreedharan & Associates, Secretarial Auditor and Scrutinizer	Bengaluru, Karnataka, India

Members Present: 179 Members attended through video conferencing.

Pursuant to Article 96 of Articles of Association of the Company, Mr. Rishad A Premji, being the Chairman of the Board, took the chair and conducted the proceedings of the Meeting after ascertaining that the requisite quorum was present. He introduced the members of the Board and other officials present at the meeting.

The Chairman thereafter requested the Company Secretary to brief the Members regarding the arrangements made for the meeting. The Company Secretary informed the Members that the meeting is being held through video conferencing in accordance with the circulars and guidelines issued by MCA and SEBI. He further informed that the Company has enabled the Members to participate at the 75th AGM through the video conferencing facility. The proceedings of the AGM are also being web-casted live for all the Members. It was further informed that the Members have been provided with the facility to exercise their right to vote by electronic means, both through remote e-voting and e-voting at the AGM in accordance with the provisions of the Companies Act, 2013 and SEBI Listing Regulations. The Members joining the meeting through video conferencing, who have not already cast their vote by means of remote e-voting, may vote through insta-poll e-voting facility provided at the AGM. Mr. V Sreedharan, Practising Company Secretary and Partner of V Sreedharan and Associates, Company Secretaries, has been appointed as the Scrutinizer to report on the combined voting results of remote e-voting and the Insta-Poll for each of the items as per the notice of the AGM.

The Chairman affirmed he is satisfied that all the efforts feasible under the circumstances have been made by the Company to enable Members to participate and vote on the items being considered at the meeting. Thereafter, he addressed the Members and spoke about the performance of the Company during the financial year 2020-21, general Outlook for the IT Sector, Company’s CSR efforts, and commitment to achieve Net-Zero Greenhouse Gas (GHG) emissions by 2040, among other things. (Detailed speech is enclosed herewith)

The Chairman invited Mr. Thierry Delaporte, Managing Director and CEO for opening comments. Mr. Thierry Delaporte addressed the Members and spoke about Wipro’s response to the pandemic, business strategy, transformation efforts, Wipro’s financial performance and deal wins. (Detailed speech is enclosed herewith)

Thereafter, the Chairman declared that the notice of the 75th AGM, copies of audited financial statements for the year ended March 31, 2021, Board’s and Auditor’s report had been sent through electronic mode to those Members whose e-mail addresses had been registered with the Company or Depositories. Accordingly, the notice of the AGM and statutory auditor’s report were taken as read. It was also informed that the original documents including the register of Director’s shareholding, register of contracts, copies of audited financial statements, etc., were available for inspection.

The following items of business, as per the notice of the AGM, were transacted:

1.

Receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2021, together with the Reports of the Directors and Auditors thereon. (Ordinary resolution)

2.	Confirmation of payment of interim dividend of ₹ 1/- per equity share already paid during the year as Final Dividend for the Financial Year 2020-21. (Ordinary resolution)

3.	Consider appointment of a Director in place of Mr. Thierry Delaporte (DIN: 08107242) who retires by rotation and being eligible, offers himself for re-appointment. (Ordinary resolution)

4.	To appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company. (Ordinary resolution)

5.	Consider revision in the terms of remuneration of Mr. Rishad A. Premji (DIN: 02983899) as Whole Time Director (designated as “Executive Chairman”) of the Company. (Ordinary resolution)

Clarifications were provided to the queries raised by the Members.

The scrutinizes’ report was received and accordingly all the resolutions as set out in the notice of the AGM were declared as approved with requisite majority.

SPEECH BY RISHAD PREMJI, CHAIRMAN

Dear Shareholders,

Welcome to Wipro’s 75th Annual General Meeting. On behalf of our Board of Directors, I’d like to thank you for joining us today.

This has been a very difficult year for so many of us. But despite all the pain and suffering, the unbreakable human spirit has shone through – in the kindness, empathy and compassion displayed by our families, colleagues and customers. Global cooperation has never been more important! The vaccines developed in record time for COVID-19 are one of the greatest examples of collaboration and pioneering science. We must now do all we can to scale the supply chain, and build mechanisms for equitable distribution of these life-saving vaccines.

In the last fifteen months, as a community so much has changed. We have unlearnt old habits, welcomed technology into our lives in ways never considered before, and challenged ourselves to adapt to new ways of working. I am so glad, and so proud, that Wipro has been a trusted partner for our customers and our employees right through this journey. Collectively, we have emerged stronger.

Technology is often at the forefront of economic recovery, but especially so now. The pandemic has resulted in structural changes across almost all industries, and challenged established ways of working. Whether it is digital commerce, or telemedicine, technology-enabled businesses have emerged rapidly over the last 15 months, with Cloud technology becoming the cornerstone of this transformation. As vaccination efforts ramp up globally, and economies start seeing a rebound, our customers are ever so keen to invest in and accelerate their digital transformation. With the rapid shift to digital, the demand for talent will outpace supply, and become a key dependency for growth. Already we see new delivery models, such as ‘work from anywhere’ and ‘Crowdsourcing’, become the mainstay. We expect virtual, remote, community based, and distributed work models to be the future of work.

I believe your company, Wipro, is well-positioned to leverage, as well as enable, such transformations. In the last six months, we have made some bold changes to help serve our customers better. Early last year, we set out to make the first big change, embracing the direction set by Thierry Delaporte, our CEO & Managing Director. The Board and I have great confidence in Thierry, and his leadership. And I feel more optimistic about our future than ever before. The changes we have made were difficult but necessary, and it has made us a stronger and we believe a better organization.

A key design of our new business model is Proximity to customers. Our model has a deep focus on countries, industry sectors, service and solution offerings, and strong ecosystem partnerships. These changes along with an operating model that makes us agile and nimble and is about impact at speed is critical for success in the new post crisis world. Overall, I see a much stronger external market orientation at your company. Several new leaders across the globe have joined us, energized by our purpose and ambition, to take forward this transformation and add to the diversity of thought and innovation. Our acquisition of CAPCO, which is a leading strategy and consulting firm in the Banking and Financial Services Industry, was our largest ever acquisition, and yet another bold move for us. With a purchase consideration of $1.45 billion, CAPCO brings to us over $700 million in annual revenues and over 5,000 consultant colleagues around the world.

As I speak to you today, India, where over 160,000 of our employees are based, is emerging out of a devastating second wave of COVID-19. It has been incredibly hard for many of our colleagues and families. In this time of deep stress and grief, we are doing everything we can to help our employees. This include providing COVID-19 Isolation centres for our staff and their families, partnering with major hospitals to provide medical support to critically ill employees, additional medical reimbursement and additional leaves related to COVID-19, as well as vaccination at our campuses. We have so far vaccinated over 35K people at our campuses and over 50% of our employees are vaccinated in India. The need for self-care and mental wellbeing has clearly become a space to prioritise. In doing that, we want to make it comfortable for our employees to reach out, share and be able to seek help whenever there is a need. We have partnered with leading global EAP providers to facilitate this 24x7

Earlier last year, when the pandemic broke out, we triggered our business continuity plans to quickly enable remote working. We have settled well into this new ways of working and continue to make our customers successful. Today 97% of our colleagues work from home. This was possible because of the inspirational, inclusive and seamless teamwork by our colleagues around the globe. I want to recognize and celebrate the tremendous commitment, resilience and ownership our teams have demonstrated. We enjoy their confidence, and I have no doubt that a hybrid model will be the mode of work in the future.

Now, while we have emerged stronger from the COVID-19 pandemic, we are acutely aware that it has widened socioeconomic inequities. Our responsibility towards our communities has increased manifold. In April 2020, Wipro Ltd, Wipro Enterprises Pvt. Ltd. and Azim Premji Foundation, together committed ₹ 1,125 crore (~$150M) towards tackling the unprecedented health and humanitarian crisis arising out of the Covid outbreak. Over the past 12 months, we have supported more than 1,500 projects covering humanitarian aid, integrated healthcare support, and livelihood regeneration. We have reached out directly to more than 18 million people through our coordinated and comprehensive COVID-19 response, to provide humanitarian aid and support the creation of livelihoods for those affected. Earlier this year, to deal with the unprecedented second wave, we have ramped up our response on multiple fronts - our approach has been to address short-term emergency response as well as contribute towards strengthening our public health infrastructure. The hospital we had set up in Pune, in Maharashtra, by converting our tech-campus into a 450-bed Covid-care hospital, continues to save lives. We have treated over 6000 patients this past year. Our overall healthcare efforts have built capacity and run programs, closely collaborating with the public health system, to serve geographies that have a population of over 150 million people. We are now supporting multiple state governments on the vaccination program, and the Foundation has committed an additional ₹ 1,000 crore for this.

Another major challenge facing humanity today is the climate crisis. We at Wipro have always believed that organizations must be at the forefront to address this. Our climate change program goes back nearly two decades, and this year we announced our commitment to achieve Net-Zero Greenhouse Gas (GHG) emissions by 2040, in line with the objectives of the Paris agreement. Our approach emphasizes the importance of not just reaching that goal but doing so in a way that aligns with Wipro’s core values of integrity and business responsibility

We are without doubt, committed to enhancing value for all our stakeholders.

Even as we focused on our employees’ safety and customers’ success, we drove focused action on our costs to respond to a deceleration in revenues in the first quarter of the year as the pandemic took hold globally. Just as effectively, we quickly pivoted to meet the rising demand, through an efficient supply chain in the second half of the financial year. For the year ending 31st March 2021, our IT Services Revenues was at $8.1 billion, a decline of 1.4% YoY in reported currency. Our Net Income at p₹107.9 billion grew by 11% YoY, driven by improved operating margins. For the full year, the EPS was at ₹19.11 per share, up 14.6% YoY. Our market cap and share price increased by over 108% in these last 12 months.

This year is special for us because We complete 75 years since our incorporation! From the humble beginnings in Amalner in Mahrashtra to the global IT player today, this fabulous journey would not have been possible but for the tireless efforts of our employees, and their dedication and inventiveness. They embody the true spirit of Wipro! As a result, Wipro is recognized the world over as an exemplar of corporate citizenship with the highest standards of governance, ethics, and values—What we encourage as a culture and how we come across is remarkably important while influencing change. I personally champion this culture, and the Five Habits, which are our ways of working. These are Being Respectful, Being Responsive, Always Communicating, Demonstrating Stewardship, and Building Trust. Sparking an inclusive cultural movement is moving the whole organisation to high performance mindset with our Values and Habits embedded in every touch.

I am also excited to welcome Ms. Tulsi Naidu to the Wipro Board, as a Non-Executive Independent Director. Her knowledge and experience, and strong business acumen, spanning the entire financial services sector, will further strengthen the Board and it’s impact on your company.

Lastly and importantly, I am thankful to our clients, to our partners, to our employees, and to all other stakeholders who have placed their trust and confidence in us. I am very excited about the path we are on, and confident you will see a bolder and more ambitious Wipro as we move forward, that is unafraid to shake up the status quo, invest deep, and think big.

SPEECH BY THIERRY DELAPORTE, CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Dear Shareholders, good morning to you all.

I am really pleased to meet you today, and this meeting is symbolic for me, just as I complete one year with Wipro. It’s been a privilege, and an honor... to lead this exceptional company for the past year. In the IT Services space, Wipro is an industry pioneer. But just as importantly, Wipro is also a force for good in our community. Especially in the last 15 months, when the Covid-19 crisis brought great hardship to millions of people around the world, it makes me proud to be part of a company that led with a people-first mindset. I will explain how, in just a few minutes.

The financial year that ended March 31, 2021 capped a landmark 12 months for Wipro. A period of total transformation! We

1.	announced a new business strategy,

2.	completed our biggest organization restructuring in recent history,

3.	delivered strong performance for back-to-back quarters, and

4.	sealed our largest-ever acquisition .... all during a global pandemic.

We finished FY21 with healthy revenue growth, prestigious deal wins, strong margins, and robust cash flows. But most importantly, we are now seeing our new business strategy, simplified operating model, and bold mindset starting to pay off. We know this from our interactions with customers, and Partners: they say, they are seeing a more innovative mindset, and operational agility from Wipro’s teams. We hear this from our stakeholders and analysts as well, who indicate a shift in sentiment: Wipro is being seen as ‘emerging again’.

There are many reasons for this – possibly the biggest of them being our global talent base.

Our pursuit of excellence is possible because of the quality, commitment, and hard work of each of our 200,000+ colleagues, especially so during a global pandemic. They have displayed tremendous stewardship in this difficult year, and I am so proud of them. Naturally, the health, safety, and wellbeing of our employees has been our topmost priority. So in March 2020, realizing the potential threat of the Covid virus, we swiftly enabled our employees globally to work from home. Only about 3% of them have worked from our offices. This was possible because of the understanding, and empathy of our customers; they actively worked with us to reduce employee footprint in the office.

In many countries, but in India especially, the pandemic has caused a great amount of loss and suffering. It was our moral obligation to do everything we could for our colleagues and their loved ones. We ramped up efforts around:

•	oxygen provisioning,

•	Covid testing,

•	We partnered with hospitals and managed hospital admissions,

•	Offered Covid-care sick leave, & enhanced medical insurance coverage for employees.

•	Our Covid Isolation Centres in various Indian cities allowed our colleagues and their immediate family members to isolate, and recover safely.

•	We continue to operate a dedicated Covid-hospital in our Pune campus since last year. The five-story hospital has treated almost 6,000 Covid patients so far.

•	As of today, over 87,000 of our employees are vaccinated, and that number is inching up every day.

•

Unfortunately, we lost some of our colleagues to the virus during the second wave. In some cases, the spouse of such an employee has sought jobs with us. We have treated every such request as priority; found and offered them the best fitment possible.

The kindness, empathy, generosity, and perseverance that our entire Wipro family has displayed has made us stronger, more resilient, and more dependable than ever before. Our customers see that in us too: they agree that Wipro is a transformation partner they can trust!

Our ability to deliver change is underpinned by three core components.

•	The first is Technology, which is at the heart of all transformation.

•	Next is Talent, which drives our technological engine.

•	The third is Trust. Without it, a partnership cannot thrive.

For long, Wipro has been helping customers navigate the full spectrum of IT transformation. Our customers appreciate our passion for innovation, our commitment to delivery rigour, and they like that we are invested in – and invest in – their success. To continue to be a true global leader of our industry, we have implemented a five-point strategy:

1.

Accelerating growth by prioritizing the sectors and markets we operate in. We are channelling our efforts and investments for maximum results, going deeper in areas we have strength in, where we can secure leadership position.

2.

Strengthening our partnership with strategic clients and Partners by investing in good talent, and a focused structure that can help us win larger transformational deals. M&A too is a strategic lever for us, as you may have noticed from our recent acquisitions.

3.	Leading with business solutions that enhance our portfolio, and align with business and functional spend pools.

4.	Building talent at scale, across front-end, domain and technology areas. Alongside, ensuring leadership diversity throughout our business.

5.	And finally, simplifying our operating model to drive better customer-centricity, agility, and empowering our teams who are closest to clients to make decisions.

We have done all this in the past year. Now, let me also run you through our performance for FY2020-21.

Today, you will see in Wipro a high-performance organization, that has built the foundations for sustained growth. Our IT Services revenues for the full year was $8.1 B. Revenue growth during the last two quarters of the year was 3.3% and 3.0% respectively, on constant currency terms, which means they were the best quarters in terms of growth in the last 20 quarters. Despite a steep decline in the first quarter of the fiscal year, as the result of the pandemic, we bounced back to finish the year with only a marginal decline of 1.4% YoY. Our renewed focus on the market, and on customers, ensured that the total contract value of our order book in H2’21 grew by 33% YoY. This was a result of increased activity in the market ... which I must say we have leveraged very well!

A second factor in our growth story is the closure of large deals. We closed 24 large deals in second half of the year, resulting in a Total Contract Value of $2.6 B. This includes two mega deals, one in Europe, and one in the Americas market, each of which can lead to revenues of more than $ 1 B over the deal duration.

In the second half of the financial year, we closed several acquisitions across key markets, like the US, Europe, LATAM, Australia and India. These acquisitions have strengthened our local presence and service offerings. Our largest ever acquisition, CAPCO, for $1.45 B, is one that significantly strengthens our position in the global financial services market!

We know that industry growth will largely be led by next-generation technologies and services. We expect to see huge incremental growth in areas such as Digital, Cloud, Data, Engineering, Cybersecurity. Cloud definitely is at the centre of customer conversations, and is becoming both the operating platform of choice, and the core for all Digital Transformation. Cybersecurity too has become a top priority for businesses today. We are now prepared to provide all this.

We are pleased with our execution, which has resulted in Operating Margins of 20.3% for the full year, an expansion of 220 basis points in the financial year. Our operating metrics have shown consistent improvement, with utilization and offshoring being at its highest ever.

We also had a robust operating cash flow generation of $2.0 B, which was at 136.7% of Net Income for the year. In addition, we ended the year with $3.6 B in cash - net of debt, on our balance sheet.

And finally, we completed salary increments and promotions, covering our entire eligible employee base below Band B3 in Jan 2021. More recently, we announced another salary increase that will be effective September 1st for employees below the Band B3, offering them a second salary increase this calendar year.

It is important for our vibrant, new-age, and diverse talent base around the world. Such talent, along with the new cadre of leadership that has joined the existing executive team, brings to Wipro the kind of leadership that is not typical for our industry historically. We will continue to recruit local talent that is diverse in every way.

Of course, the responsibility we show for ourselves must extend to the world we live in. We have always taken pride in being a responsible global citizen – one that engages with its key stakeholders to find solutions to the most pressing issues of our time. Our business therefore is not detached from the climate crisis. We are running a program of deep decarbonization across our entire value chain, with the goal of reaching Net Zero carbon emissions by 2040, with an intermediate target of reducing Greenhouse Gas emissions by 55%, by 2030.

As I wrap up, I want to thank our colleagues, clients, partners, Board of Directors, and other stakeholders who have provided incredible support, and trust. I am filled with optimism and energy for this new financial year, and I am confident we will continue to build a bolder tomorrow – for our business, our customers, and for the world around us.

I appreciate the opportunity to speak to you today.